UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            NAM TAI ELECTRONICS, INC.

                                (Name of Issuer)

                         Common Shares, $0.01 par value
                         (Title of Class of Securities)

                                   629865 205
                                 (Cusip Number)

                                  Mr. M. K. Koo
                c/o Zastron (Macao Commercial Offshore) Co. Ltd.
                               Unit C, 17th Floor
                          Edificio Comercial Rodrigues
                         599 da Avenida da Prania Grande
                                      Macao
                           Telephone: (853) 356-333
                               Fax: (853) 356-262
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                           Mr. Stephen K. Seung, ESQ.
                            2 Mott Street, Suite 601
                            New York, New York 10013
                            Telephone: (212) 732-0030
                               Fax: (212) 227-5097

                                 August 13, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.

CUSIP No. 629865 205


--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON - Ming Kown Koo
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                            (a) |_|
            N/A                             (b) |_|
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
            N/A
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                     Canadian
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER:             6,625,786
 Number of Shares          -----------------------------------------------------
 Beneficially              8.  SHARES VOTING POWER:           N/A
 Owned by Each             -----------------------------------------------------
 Reporting Person          9.  SOLE DISPOSITIVE POWER:        6,625,786
 With                      -----------------------------------------------------
                           10. SHARES DISPOSITIVE POWER:      N/A
--------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,625,786
--------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
--------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.46%
--------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------


Item 1.  Security and Issuer.

         This statement relates to the common shares, $0.01 par value (the "Common Shares") of Nam Tai Electronics, Inc. (the "Company") an International Business Company organized under the laws of the British Virgin Islands, with principal executive offices located 3rd Floor, 116 Main Street, Road Town, Tortola, British Virgin Islands.

Item 2.  Identity and Background.

(a) This statement is being filed by Mr. Ming Kown Koo ("Mr. Koo"), an individual.

(b)      Mr. Koo's business address is Nam Tai Electronics, Inc.,
         c/o Zastron (Macao Commercial Offshore), Co. Ltd.
         Unit C, 17/F, Edificio Comercial Rodrigues
         599 da Avenida da Praia Grande, Macao.

(c)      Mr. Koo is a Director and the Chief Financial Officer of the Company.

(d) During the past five years Mr. Koo has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(e)      Mr. Koo is a Canadian citizen.


Item 3.  Source and Amount of Funds and Other Consideration.

         The shares were purchased with Mr. Koo's personal funds.


Item 4.  Purpose of Transaction.

         The Common Shares of Nam Tai were acquired for investment purposes in the ordinary course of business by Mr. Koo and were not acquired with the purpose or effect of changing or influencing control of Nam Tai. Mr. Koo reviews his holdings of Nam Tai on an ongoing basis. Depending on such review and on various factors, including, without limitation, the price of the shares, stock market conditions, and business prospects of Nam Tai, Mr. Koo reserves the right to make additional purchases or sales of the Common Shares of Nam Tai in the future, although he has no present plans or proposals to do so. Any purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Koo. Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise. Mr. Koo does not have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D, except for any actions taken by Mr. Koo in his role as a Director and Chief Financial Officer.


Item 5.  Interest in Securities of the Issuer.

(a) At August 23, 2004, as a result of the purchase of 565,400 Common Shares, Mr. Koo beneficially owned 6,625,786 of the Common Shares outstanding, representing a 15.46% ownership of outstanding Common Shares. The amount of Common Shares includes: (i) 6,445,786 Common Shares; and (ii) 180,000 Common Shares that Mr. Koo may acquire upon the exercise of employee stock options which are exercisable within sixty days of the date hereof. The percentage ownership was calculated in accordance with Rule 13d(1)(i) under the Securities Exchange Act of 1934.

(b) Mr. Koo has exclusive investment voting and investment power over the Common Shares referred to in paragraph (a).

(c) The following table sets forth details of the open market purchases of Common Shares (made through Bear, Stearns & Co., Inc.) made by Mr. Koo during the last sixty days.

                                           Number of Common
                                      --------------------------
                                                                          Purchase Price           Total Purchase
             Transaction Date              Shares Purchased                 Per Share                  Price
           ---------------------         ---------------------         -------------------       -------------------
              August 4, 2004                    42,300                       $18.4065                $778,594.95
       ------------------------------ ---------------------------- ----------------------------- -------------------
              August 5, 2004                    57,700                       $18.4317              $1,063,509.09
       ------------------------------ ---------------------------- ----------------------------- -------------------
              August 6, 2004                   124,500                       $17.6470              $2,197,051.50
       ------------------------------ ---------------------------- ----------------------------- -------------------
              August 9, 2004                    75,500                       $17.6803              $1,334,862.65
       ------------------------------ ---------------------------- ----------------------------- -------------------
              August 10, 2004                   17,700                       $17.9401                $317,539.77
       ------------------------------ ---------------------------- ----------------------------- -------------------
              August 11, 2004                  109,000                       $17.7847              $1,938,532.30
       ------------------------------ ---------------------------- ----------------------------- -------------------
              August 12, 2004                   31,100                       $17.4738                $543,435.18
       ------------------------------ ---------------------------- ----------------------------- -------------------
              August 13, 2004                  107,600                       $16.7538              $1,802,708.88
       ------------------------------ ---------------------------- ----------------------------- -------------------


(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.


Item 7.  Material to Be Filed as Exhibits.

         Not applicable.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  August 23, 2004                       By: /s/ MING KOWN KOO
                                                --------------------------
                                                 MING KOWN KOO



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